UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02012993

NO ACT
P.E 12-4-01
1-03525

January 16, 2002

Act 1934
Section
Rule 14A-8
Public Availability 1-16-2002

Thomas S. Ashford
Assistant General Counsel
American Electric Power Company, Inc.
One Riverside Plaza
Columbus, OH 43215-2373

Re: American Electric Power Company, Inc.
Incoming letter dated December 4, 2001

Dear Mr. Ashford:

This is in response to your letter dated December 4, 2001 and December 27, 2001 concerning the shareholder proposal submitted to American Electric Power Company by Ronald Marsico. We also have received a letter from the proponent dated December 11, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 05 2002
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Ronald Marsico
935 Loch Ness Avenue
Worthington, OH 43085

American Electric Power
1 Riverside Plaza
Columbus, OH 43215 2373
614 223 1000
www.aep.com

01 DEC -5 PM 4:16

AEP AMERICAN® ELECTRIC POWER

December 4, 2001

Securities Exchange Act of 1934
Rule 14a-8

RECEIVED DEC 06 2001

**VIA EXPRESS MAIL**

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

**Thomas S. Ashford**
**Assistant General Counsel**
**(614) 223-1628 (P)**
**(614) 223-1687 (F)**
**tsashford@aep.com**

**Re: American Electric Power Company, Inc.**
**File No. 1-3525**

Dear Madam or Sir:

American Electric Power Company, Inc. ("AEP") has received from Mr. Ronald Marsico (the "Proponent") a letter, dated October 27, 2001, setting forth the text of a shareholder proposal and supporting statement (the "Proposal") that the Proponent intends to have included in AEP's proxy material relating to its 2002 Annual Meeting.

This letter is to notify the Securities and Exchange Commission of AEP's intention to omit the Proposal from its proxy material relating to its 2002 Annual Meeting pursuant to Rules 14a-8(i)(1), 14a-8(i)(3) and 14a-8(i)(8) and the reasons for the intended omission.

The proposal reads as follows:

> "The maximum total cumulative length of service by any Director of the American Electric Power Company, Inc. shall be limited to ten one-year terms of office and this limit shall also apply retroactively to existing Directors. A one-year term of office is defined as the time interval between successive AEP Annual Meetings or any portion thereof."

In accordance with Rule 14a-8(j)(2), six copies of this letter and the Proposal (attached as Exhibit A) are enclosed.

AEP expects to file its definitive proxy materials with the Commission in mid-March 2002. Accordingly, pursuant to Rule 14a-8(j)(1), this letter is being filed with the Commission no later than 80 calendar days before AEP files its definitive proxy materials with the Commission.

* * * * *

The Proposal may properly be omitted from AEP's proxy material for the following reasons:

1. <u>The Proposal May Be Omitted Under Rule 14a-8(i)(1) Because It Is Not A Proper Subject For Action By Shareholders Under New York Law.</u>

Rule 14a-8(i)(1) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. The note to paragraph (i)(1) states that:

> "Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise."

In addition, Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) states that:

> "1. When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)."

AEP is incorporated in the State of New York. New York Business Corporation Law ("NYBCL") §701 provides that "...the business of a corporation shall be managed under the direction of its board of directors..." This statute gives the Board of Directors the exclusive authority and discretion to manage the business and affairs of AEP, which would include setting term limits for directors. Neither the Articles of Incorporation nor the By-Laws of AEP provide for shareholder action on the matter contained in the Proposal.

The Staff has consistently concurred that a shareholder proposal mandating or directing a company's board of directors to take certain action is inconsistent with the discretionary authority granted to a board of directors under state law and violative of Rule 14a-8(i)(1). *See, e.g., Alaska Air Group, Inc.* (March 26, 2000). Here, the Proposal requires that "[t]he maximum total cumulative length of service by any Director of the American Electric Power Company, Inc. shall be limited to ten one-year terms of office..." The Proposal is not a precatory proposal; it is not cast as a request or recommendation. The Proposal, if approved by shareholders, would *require* AEP to set a term limit for directors regardless whether each director concludes in the exercise of his or her business judgment that such a term limit is in AEP's best interest.

In connection with my opinions on New York law, I wish to point out that I am a member of the Bar of the State of Ohio and do not hold myself out as an expert in the laws of other states or jurisdictions. However, I have made, or caused to be made, such investigation as I have deemed appropriate with respect to the laws of the State of New York in connection with such opinions, and nothing has come to my attention in the course of such investigation which would lead me to question the correctness of such opinions. Moreover, attached hereto as Exhibit B, is a letter from John Tesoriero, Senior Counsel for AEP Service Corporation, and a member of the Bar of the State of New York, concurring with my opinions. The letter from Mr. Tesoriero constitutes the opinion of counsel required by Rule 14a-8(j)(2)(iii) and is also supplied in accordance with Staff Legal Bulletin No. 14 which states that:

> "5. Companies should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state or foreign law. In determining how much weight to afford these opinions, one factor we consider is whether counsel is licensed to practice law in the jurisdiction where the law is at issue."

Since the Proposal usurps the authority of the Board of Directors, it is improper under New York law and is therefore excludable under Rule 14a-8(i)(1).

2. The Proposal May Be Omitted Under Rule 14a-8(i)(3) Because It Contains False and Misleading Statements.

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. The false or misleading statements contained in the "Supporting Reasons" for the Proposal (highlighted by italics) and AEP's conclusions regarding such statements are as follows:

A. *"The maximum total cumulative length of service by any Director of the American Electric Power Company, Inc. shall be limited to ten one-year terms of office and this limit shall also apply retroactively to existing Directors. A one-year term of office is defined as the time interval between successive AEP Annual Meetings or any portion thereof.*

If a proposal is so inherently vague and indefinite that the stockholders voting upon the proposal would not be able to determine with any reasonable certainty exactly what action or measures would be taken in the event the proposal were implemented, the proposal may be misleading and therefore omitted pursuant to Rule 14a-9. *See* NYNEX (December 31, 1985).

The Proposal may be deemed misleading because it equates a one-year calendar period with the time interval between AEP annual shareholder meetings. In most cases, AEP annual meetings do not occur on the same date and, therefore, a "one-year term" will generally be shorter or longer than an actual calendar year. Section 1 of AEP's By-Laws provide that:

> "The annual meeting of the stockholders of the Company shall be held on the fourth Wednesday of April in each year, or on such other date as determined by the Board of Directors..."

AEP's annual meetings have been held on the following dates for the past four years: April 25, 2001; April 26, 2000; April 28, 1999; and May 27, 1998.

The meaning of "any portion thereof" is also not clear. It is unclear what purpose this modifier is intended to serve or what it references.

B. *"Further, in the proxy statement, the fact that a shareholder must* <u>*affirmatively exclude*</u> [underlining Proponent's] *the Directors' own nominations by his/her vote and by* <u>*returning the ballot*</u> [underlining Proponent's] *is a built-in formula for virtually guaranteeing their continuing re-election. The charade is then completed by the system which allows* <u>*unreturned*</u> [underlining Proponent's] *ballots to automatically be voted for the above described nominees."*

Each of these two sentences mischaracterizes the proxy voting process established by the Commission which AEP adheres to along with all other publicly held corporations in the United States.

The first sentence erroneously implies that a shareholder "must" take action in order to withhold authority to vote for a director. We assume the

Proposal, with the reference to "ballot", may be referring to the form of proxy as well as, or instead of, the actual ballot. If a shareholder does not return a proxy or ballot, the shareholder's vote is not counted. This has the same effect as if, pursuant to Rule 14a-4(b)(2) of the proxy rules of the Commission, the shareholder returns a signed proxy and withholds authority to vote for any or all of the director nominees.

The second sentence is an incorrect statement and, if true, would be a manipulation of the voting process. In accordance with general corporate law and Rule 14a-4, the votes of shareholders are counted *only* if the shareholder provides a duly authorized proxy or ballot. If shareholders did not vote, AEP would not have a quorum necessary even to conduct the shareholders meeting in accordance with NYBCL §608.

C. *"At the April 2000 Annual Meeting, the now Vice-Chairman & Chief Operating Officer stated that with the completion of the AEP and CSW merger the new AEP had perhaps the best physical and people asset base of any electric utility company. He further stated that if AEP failed to perform in a commensurate manner, then 'shame on us'."*

The Proponent provides no basis or reference for attributing these statements to AEP's Vice Chairman and Chief Operating Officer, Mr. Thomas V. Shockley, III. Although Mr. Shockley did attend AEP's 2000 annual meeting of shareholders, he did not speak publicly throughout its duration. Nor did AEP issue any press releases attributing any such statements to Mr. Shockley.

Further, the merger of AEP and Central and South West Corporation that the Proposal presumes was completed in the remarks attributed to Mr. Shockley had not yet occurred. The merger was consummated approximately two months later on June 15, 2000.

D. *"This rationale certainly applies when a group of Directors have exhibited less than solid performances over a period of years."*

*"Unfortunately, in the 18 months since that comment, AEP's overall performance has not lived up to those expectations nor performed anything like the stellar performance of some of its' peer companies."*

*"...which I believe are at the root of the Company's lackluster financial performance"*

*"several of the costly results of the Board's flawed policies and decisions."*

Staff Legal Bulletin No. 14 states that:

> "4. In drafting a proposal and supporting statement, shareholders should avoid making unsupported assertions of fact. To this end, shareholders should provide factual support for statements in the proposal and supporting statement or phrase statements as their opinion where appropriate."

The Proposal does not provide factual support for its broad conclusory statements.

The Proposal's references to "less than solid performances over a period of years" and "costly results of the Board's flawed policies and decisions" are sweeping negative generalizations without any factual support that disparage AEP's Board of Directors without justification. Footnote (b) to Rule 14a-9 cites as an example of false and misleading statements:

> "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The Staff has permitted omission of language in proposals claiming that management was guilty of improper conduct. See *American Broadcasting Companies, Inc.* (March 21, 1984) (proposal contained statements which impugn the character, integrity, and personal reputation of the Company's management and make charges of improper conduct, without factual foundation).

3. The Proposal May Be Omitted Under Rule 14a-8(i)(8) Because It Relates To An Election To Office.

Rule 14a-8(i)(8) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal relates to an election for membership on the company's board of directors. The Staff has held that proposals may be omitted under Rule 14a-8(i)(8) if they would disqualify nominees for directors at the upcoming shareholder meeting. This is the case with the Proposal submitted to AEP which specifically states that "this limit shall also apply retroactively to existing Directors."

AEP anticipates that the nominees for election as directors at the 2002 Annual Meeting of Shareholders will include all current directors of AEP except for Mr. Powell who will have reached the mandatory retirement age of 72. Dr. Hudson, a current director, has served on the AEP Board since 1987. The Proposal, if adopted, would disqualify Dr. Hudson as a nominee and remove him from office because he has served on the Board longer than the ten-year term limit specified in the Proposal.

The Commission has concluded in substantially similar circumstances that a proposal to establish a mandatory retirement age for directors that would prevent a current director from serving another term may be omitted from proxy materials because it could disqualify nominees for directors at the upcoming annual meeting. *The Adams Express Company* (March 15, 1985) and *Corning Natural Gas Corporation* (February 27, 1984). See also the "no-action" letters issued by the Staff in connection with shareholder proposals to eliminate a registrant's classified board of directors. *Raytheon Company* (March 9, 1999); *The Boeing Company* (February 23, 1999); *TRW Inc.* (February 11, 1999) and *Houston Industries* (March 28, 1990). Here, as in each of the letters cited, the Proponent has made no attempt to provide for protection of the terms of the directors already elected, or to clarify that the election scheduled at the 2002 Annual Meeting would not be affected. *See also USX Corp.* (February 13, 1991) (proposal to add minimum stockholding requirement as qualification for service beginning with 1992 annual meeting excludable because it affects directors previously elected).

AEP believes that because the Proposal, if adopted, would affect the number of nominees to the Board at the 2002 Annual Meeting in contravention of Rule 14a-8(i)(8), it may be omitted from AEP's proxy materials.

*     *     *     *     *

Pursuant to the provisions of Rule 14a-8(j)(1), AEP has by letter of even date herewith notified Ronald Marsico of its intention to omit his proposal from its proxy material, and copies of this statement of reasons why management deems such omission to be proper accompanied the letter of notification to him.

If you desire any additional information, please telephone the undersigned at (614) 223-1628.

Sincerely,

Thomas S. Ashford

Thomas S. Ashford

EXHIBIT A

Ronald Marsico
935 Loch Ness Avenue
Worthington, Ohio, 43085
614-885-7089
941-473-7086

October 27, 2001

Ms. Susan Tomasky
*Secretary of the Corporation*
American Electric Power Company, Inc.
One Riverside Plaza,
Columbus, Ohio, 43215

Via Certified Mail - Return Receipt Requested

Subject : Shareholder Proposal In Accordance With Title 17, Chapter II, Code of Federal Regulations, Part 240; Rule 240.14a-8 of the General Rules and Regulations of the Securities and Exchange Commission.

Dear Ms. Tomasky,

I am requesting that my Shareholder Proposal and Supporting Reasons, as described below, be included for shareholder voting at the 2002 AEP Annual Shareholder Meeting and also be included in the proxy materials sent to all shareholders in advance of the Meeting.

Shareholder Proposal - Submitted By Ronald Marsico October 27, 2001

**The maximum total cumulative length of service by any Director of the American Electric Power Company, Inc. shall be limited to ten one-year terms of office and this limit shall also apply retroactively to existing Directors. A one-year term of office is defined as the time interval between successive AEP Annual Meetings or any portion thereof.**

Supporting Reasons

**Term Limits for AEP Directors is a reasonable means to help protect shareholders against the complacency that can result from the lack of accountability that is often inherent in the "buddy-system" of re-nominating and re-electing the same Directors year after year.**

**Long-time observation demonstrates how often the nominees simply re-nominate each other year after year. Further, in the proxy statement, the fact that a shareholder must affirmatively exclude the Directors' own nominations by his/her vote and by returning the ballot is a built-in formula for virtually guaranteeing their continuing re-election. The charade is then completed by the system which allows unreturned ballots to automatically be voted for the above described nominees.**

**The fact that the President of the U.S., virtually all governors, mayors, and many officials are limited to two four-year terms speaks volumes about the benefits of not allowing top officials to become too comfortable in their positions.**

This rationale certainly applies when a group of Directors have exhibited less than solid performances over a period of years.

At the April 2000 Annual Meeting, the now Vice-Chairman & Chief Operating Officer stated that with the completion of the AEP and CSW merger the new AEP had perhaps the best physical and people asset base of any electric utility company. He further stated that if AEP failed to perform in a commensurate manner, then "shame on us". I commend the Vice-Chairman for his candor and straight talk and agree with him. Unfortunately, in the 18 months since that comment, AEP's overall performance has not lived up to those expectations nor performed anything like the stellar performance of some of its' peer companies.

I have written to the Chairman and various Directors several times with my serious concerns about questionable decisions of the Board which I believe are at the root of the Company's lackluster financial performance. I further emphasized them by comments that I made at three Annual Meetings. In these letters, I came close to predicting several of the costly results of the Board's flawed policies and decisions. Why can't our Directors use their talents and resources to do the same thing and save shareholders massive amounts of money and stock value? Can it be that long-duration tenure has led to complacency and less than aggressive oversight ?

I urge my fellow shareholders to consider this proposal and vote for it during the Year 2002 voting period prior to the Annual Meeting by mailing in your ballots so that the Company has the benefit of your guidance !

*******************

In accordance with the rules of the SEC, I represent that I am the owner of 3022 shares of AEP Common Stock which are held by me partly : in certificate form, in a First Chicago Trust Co. electronic account, and my AEP 401(k) account. I further represent that I intend owning at least $2000 of AEP stock valuation until at least the next AEP Annual Meeting.

Sincerely,

Ronald Marsico

Ronald Marsico

Copy : Dr. E. Lynn Draper, Jr. - Chairman of the Board, President, & CEO
Mr. Thomas V. Shockley, III - Vice-Chairman of the Board & COO

American Electric Power
1 Riverside Plaza
Columbus, OH 43215 2373
614 223 1000

EXHIBIT B

AEP
AMERICAN ELECTRIC POWER

December 4, 2001

American Electric Power Company, Inc.
1 Riverside Plaza
Columbus, OH 43215

John V. Tesoriero
Senior Counsel
(614) 413-6251 (P)
(614) 324-5096 (F)
jvtesoriero@aep.com

Dear Madam or Sir:

I understand that American Electric Power Company, Inc. ("AEP"), a New York corporation, has received from Mr. Ronald Marsico a letter, dated October 27, 2001, setting forth the text of a shareholder proposal and supporting statement (the "Proposal") that Mr. Marsico intends to have included in AEP's proxy material relating to its 2002 Annual Meeting.

I have reviewed the letter from Thomas S. Ashford of AEP to the Securities and Exchange Commission of even date ("AEP Letter"), the Proposal and such other documents as I have deemed necessary or appropriate as a basis for the opinion set forth herein.

This will advise you that, in my opinion, the Proposal is, under the laws of the State of New York, not a proper subject for action by AEP's shareholders and, therefore, it may be omitted from AEP's 2002 proxy statement and form of proxy pursuant to Rule 14a-8(i)(1) under the Securities Exchange Act of 1934, as amended. In this connection, I concur in the analysis of New York law set forth in Section 1 of the AEP Letter.

I understand that AEP intends to file a copy of this opinion with the Securities and Exchange Commission pursuant to Rule 14a-8(j)(2)(iii) and I consent to such filing.

For purposes of this opinion, I do not purport to be an expert on the laws of any jurisdiction other than the laws of the State of New York and applicable laws of the United States of America, and I express no opinion herein as to the effect of any other laws.

Very truly yours,

John V. Tesoriero

Doc #92980.v1

Ronald Marsico
935 Loch Ness Avenue
Worthington, Ohio, 43085
614-885-7089

RECEIVED
02 JAN -9 AM 11:28
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 11, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washingtonm, D.C. 20549

Re: American Electric Power Company, Inc.
File No. 1-3525

Dear Madam or Sir:

This correspondence is in response to the letter dated December 4, 2001 to the SEC by Mr. Thomas S. Ashford, who is an Assistant General Counsel for AEP, regarding my Shareholder Proposal dated October 27, 2001 and AEP's intention to omit same from its proxy material relating to its 2002 Annual Meeting.

Via my letter dated December 11, 2001 to Mr. Ashford, I have amended my Proposal in accordance with the SEC rule that permits such amendment and enclose a copy of the letter and amended Shareholder Proposal dated December 11, 2001 for your reference.

I utilized some of Mr. Ashford's comments to the SEC to perfect my Proposal as described below with the Section numbering corresponding to that used in his letter.

1. While I believe that Mr. Ashford's assertion that my non-precatory proposal is a violation of SEC Rule 14a-8(i)(1) can be challenged in several ways, for the sake of simplicity and to enable me to meet the 14-day proposal amendment rule, I amended my Proposal so that the word "shall" is replaced by the word "should" and the phrase "Submitted By" changed to "Recommended By".

2A. Contrary to his opinion that the original Proposal "is so inherently vague and indefinite... ", the wording is actually quite precise. It was distinctly for the not exactly 365 day period between successive annual meetings that I defined the phrase "one-year term of office". Further, the modifier "or any portion thereof" was there to cover partial terms

**of Directors who might be appointed by the Board between annual meetings. If Mr. Ashford is so concerned about vague language, then he needs to use another word for "annual" when describing AEP's Annual? Meetings since they are rarely exactly 365 days apart. Actually, for him to take up almost half a page with legalese, is kind of silly and humorous! In any event, since I needed a few more words elsewhere in my amended proposal, I have deleted the so-called "modifier".**

**2B. With regard to the part of my proposal related to "unreturned" ballots to automatically be voted for the above described nominees", I was led to that belief by the following somewhat confusing notation on the top of the Year 2000 proxy ballot.**

**"The proxies are directed to vote as specified below and in their discretion on all other matters coming before the meeting. If no direction is made, the proxies will vote FOR all nominees on the reverse side and FOR Proposals 2 and 3" ( *my underlining*).**

**I mistakenly equated the phrase "if no direction is made..." with an "unreturned" ballot. I stand corrected and have modified the Proposal to take care of this.**

**2C. Mr. Ashford's assertion that Mr. Shockley " did not speak publicly throughout its duration" (ie: the 2000 AEP annual Meeting) is a blatant misrepresentation of the facts! While I don't know whether Mr. Ashford was present at that meeting, I was. Near the end of the Meeting, Chairman Draper invited Mr. Shockley to address the shareholders and he did! The comment "shame on us", which was preceded by his commentary that the New AEP (ie: the imminent merger of AEP and CSW) had perhaps the best physical and people asset base of any electric utility company, was indeed made by Mr. Shockley. Another AEP shareholder , who was also at that Meeting, told me that he also recalls the statement and the context in which it was made.**

**I resent Mr. Ashford's citation of SEC "Footnote (b) to Rule 14a-9" alleging that my criticism, as a shareholder, of the AEP Board's performance "......impugns character, integrity, or personal reputation, .... etc.", because the 500-word limitation necessitated my use of generalizations "without factual foundation". These Directors serve at the pleasure of the shareholders and I reserve the right to have an opinion and to rate their performance. I believe that any Director that cannot accept valid criticism from a shareholder is in the wrong job.**

**To make matters worse, Mr. Ashford then proceeds to impugn my**

**character, integrity, etc. with his thinly vailed implication that I invented Mr. Shockley's comment. I didn't and wouldn't create that statement to make my points. There is ample information to support my opinions with or without Mr. Shockley's words (see below).**

**If AEP persists in their claim that Mr. Shockley did not speak publicly at the AEP Annual Meeting and did not state substantially what I believe he said, then I recommend the following: request that Mr. Shockley and Dr. Draper stipulate what Mr. Shockley said or didn't say; review the transcript and/ or recording of that Meeting.**

**In any event, there was nothing wrong with the comment. I believe it was an honest description of what most shareholders would have expected from the soon to be merged companies.**

**I don't understand the relevance of Mr. Ashford's statement that "the merger was consumated approximately two months later on June 15, 2000". All proxy materials that year left no doubt that the completion of the merger was imminent. In the meeting hall, there were AEP and CSW banners and all or most of the CSW Directors who were going to be "appointed" to the new AEP Board of Directors upon consummation of the merger were present at the Meeting.**

**2D. I believe Mr. Ashford really understands the reason for the lack of specificity in my characterizations of the Board's performance in my Supporting Reasons - its the 500-word limitation on shareholder proposals which AEP strongly endorses.**

**For the benefit of whomever is interested in reading this letter, I will attempt to provide some of the factual support of which I am aware that, I believe, has had significant negative affects on AEP's bottom line:**

**a) The complete shutdown of both Units at Cook Plant for about 3 years in the period of 1997-2000 and again for about 1 month in Sept. 2001. While I have not seen any official accounting of the costs of these shutdowns, I estimate that they likely exceed $1 billion.**

**b) Predictably poor financial results of some of AEP's foreign adventures such as: Yorkshire and Seaboard in England, Citigroup in Australia, and the power plant in China. The sale of Yorkshire, only a few years after it was purchased, alone resulted in a pre-tax loss of about $43 million. Earlier this year, there were reports that Seaboard was also up for sale.**

**c) A recent article in the Columbus Dispatch, dated 12/1/2001, referring to AEP's energy-trading partner Enron's financial problems**

quoted an AEP spokesman as having said: "In a worst-case scenario, we could lose $50 million, but in the whole scheme of things for a company our size, that's not a very big number." What ever happened to AEP's risk-management controls that are supposed to avoid such major losses?

As if this potential loss for AEP's shareholders wasn't bad enough, for an AEP spokesman to make such a cavalier statement only adds salt to the wound; assuming the quotation was accurate. If the quote is accurate, then a shareholder like me has reason to wonder whether such disrespect for our money reaches higher levels of the company. In my view, $50 million is a lot of money to lose under any scenario!

d) It seems to me that the bankruptcy of Pacific Gas & Electric Co. and now Enron amounts to "strike-two" for the electricity de-regulation path that this nation has embarked upon; a path that AEP apparently strongly endorses and on which is expending major efforts, costs, and re-organization actions.

Several years ago, I wrote to the Chairman and various AEP Directors describing my concerns about the wisdom of electricity de-regulation. While I have not received an answer to those concerns, I think it would be prudent if the entire industry started to consider their options if de-regulation is delayed even more or doesn't succeed at all.

e) A comparison of AEP to one of its peer companies (Duke Energy) provides a vivid contrast in stock price and other indicators.
In Dec. 1997, the per share of AEP stock was at about $52, Duke at about $53 and the Dow Jones Utility Index at about 273. Yesterday, AEP closed at $42.15, Duke at $36.16 x 2 = $72.32 ( to account for their 2 : 1 split on 1/26/2001), and the Index was at about 282. If both companies had simply tracked the overall Utility Index since Dec.1997 to yesterday, it is not unreasonable to estimate that AEP should have been yesterday at about 282/273 = 1.03x$52 = $53.5 and Duke at about 282/273 = 1.03x $53 = $54.6. This indicates to me that in about 4 years, the price of AEP stock is about <u>21% below</u> what the Index would have predicted if AEP's performance was commensurate with its peer companies. Conversely, the price of Duke's stock is about <u>32% higher</u> than what the Index would have predicted !

In addition, on 12/7/2001, PRNewswire reported that Duke Energy was named Energy Company of the Year the night before at the Financial Times Global Energy Awards ceremonies in New York.

While the Management and Directors of AEP might doubt it, my

**shareholder proposal initiative is intended to help AEP achieve more of the successes of companies such as Duke Energy.**

**f) In some AEP reports, there is a noticeable trend that seems to stress so-called "on-going earnings" in addition to the actual "bottom-line earnings". My understanding of the former is that it excludes "extra-ordinary losses or gains". My problem with such reporting occurs when extra-ordinary losses become ordinary year after year even though the losses may result from quite different problems. To me, its the bottom-line that counts and it is one of the most important indicators of the Board's performance over a period of time.**

**In my opinion, the AEP Board of Directors must take final responsibility for the above financial and other matters. Therefore, I believe they are reflective of the performance of the AEP Board of Directors in recent years and substantiate the characterizations in my Supporting Reasons.**

**Further, if any of the above is incorrect, then I invite AEP to describe the errors. Incidently, if the SEC and AEP are willing to waive the 500-word limitation on my Shareholder Proposal, I would add them to the Supporting Reasons so that I am not accused of lacking "factual foundation". Lacking that waiver and working within the confines of the 500-word limit, I have included references to the above factual foundation examples in the eighth paragraph of the Supporting Reasons.**

**3. Mr. Ashford's claim that "The Proposal May Be Omitted Under Rule 14a-8(i)(8)" simply reinforces my basic concern that some people seem to believe that Directors have inalienable rights to continuing Directorships, year after year after year, etc. Dr. Hudson (whom I enjoyed meeting several years ago at an Annual Meeting) is not even an official nominee at this time and my Proposal does is not intended personally for Dr. Hudson. However, I do believe that ten terms of office is more than long enough for any Director to make his/her mark on a corporation and that is a key basis for the Proposal.**

**I frankly do not understand Mr. Ashford's assertion that I have "made no attempt to provide for the protection of the terms of the directors already elected". My Proposal has no effect on any Director's current term. Also, the basic Proposal allows a maximum of ten terms. These arguments begin to sound like Directors almost want the same kind of tenure granted to Federal Judges. Such a notion certainly was not likely to be intended in New York Corporate law or AEP's Articles of Incorporation or By-Laws.**

Also, my Proposal places no restrictions on the number of nominees to the Board at the 2002 Annual Meeting.

Finally, since I made the Proposal, it should be obvious to everyone that the Supporting Reasons represent my own opinions only. I would hope that when AEP recommends, in the 2002 proxy materials, that my Proposal be rejected they make it crystal clear to the shareholders whose opinion is being offered.

However, to satisfy the "wordsmiths" amongst us, I have added "and my opinions" after the word "proposal" in the last paragraph of Supporting Reasons in the amended version of my Shareholder Proposal dated December 11, 2001.

In accordance with all of the above, I re-submitted my amended version today to AEP and include a copy for the SEC's information and consideration.

I request that, when the SEC evaluates AEP's reasons for attempting to omit my amended Proposal, this correspondence and my arguments also be evaluated so that you have a balanced view before making a decision on its validity.

In accordance with Rule 14a-8(j)(2), six copies of this letter and my amended Proposal are enclosed.

For your information, after Jan. 2, 2002, I will be at my winter home and any correspondence should be sent to : 18 Brentwood Lane, Englewood , Florida, 34223.

Sincerely,

Ronald Marsico

Ronald Marsico

Enclosure

Copy : Mr. Thomas S. Ashford - Assistant General Counsel
Dr. E. Lynn Draper, Jr. - Chairman of the Board, President, & CEO
Mr. Thomas V. Shockley, III - Vice-Chairman of the Board & COO

Ronald Marsico
935 Loch Ness Avenue
Worthington, Ohio, 43085
614-885-7089

December 11, 2001

Mr. Thomas S. Ashford
Assistant General Counsel
American Electric Power Company, Inc.
One Riverside Plaza,
Columbus, Ohio, 43215

Via Certified Mail - Return Receipt Requested

Subject : Shareholder Proposal In Accordance With Title 17, Chapter II, Code of Federal Regulations, Part 240; Rule 240.14a-8 of the General Rules and Regulations of the Securities and Exchange Commission. Recommended And Amended December 11, 2001 By Ronald Marsico.

Dear Mr. Ashford:

I received your 12/4/01 letter informing me that AEP intends to omit my October 27, 2001 Shareholder Proposal and Supporting Reasons from the AEP proxy materials prior to the 2002 Annual Meeting, together with your letter to the Securities and Exchange Commission giving AEP's reasons.

Based on some of the comments in the letter to the SEC, I am amending my Proposal to perfect it as allowed by SEC rules. I am also writing to the SEC to present my position on some of your mistaken comments so that they have a balanced view of these matters before they decide on the validity of my amended proposal.

Accordingly, I am requesting that my Amended Shareholder Proposal and Supporting Reasons, as described below, be included for shareholder voting at the 2002 AEP Annual Shareholder Meeting and also be included in the proxy materials sent to all shareholders in advance of the Meeting.

************

**Shareholder Proposal - Recommended By Ronald Marsico, As Amended December 11, 2001**

**The maximum total amount of service by any Director of the American Electric Power Company, Inc. should be limited to ten terms of office and this limit should also apply retroactively to existing Directors.**

**Supporting Reasons Based On Ronald Marsico's Analyses And Opinions**

**Term Limits for AEP Directors is a reasonable means to help protect shareholders against the complacency that may result from a lack of accountability that can be inherent in the "buddy-system" of re-nominating and re-electing the same Directors year after year.**

**My long-time observation of AEP proxy ballots notes how often the nominees simply re-nominate each other year after year. Further, the requirement that a shareholder must affirmatively exclude any Directors by his/her vote is a built-in formula for virtually guaranteeing their continuing re-election.**

**The fact that the President of the U.S., virtually all governors, mayors, and many officials are limited to two four-year terms speaks volumes about the benefits of not allowing top officials to become too comfortable in their positions.**

**This rationale cetainly applies when a group of Directors have exhibited less than solid performances over a period of several years.**

**At the April 2000 Annual Meeting, the now Vice-Chairman & Chief Operating Officer commented (in the context of the soon expected completion of the AEP and CSW merger) that the New AEP would have perhaps the best physical and people asset base of any electric utility company. He further commented that if the New AEP failed to perform in a commensurate manner then, "shame on us".**

**I commend the Vice-Chairman for his candor and straight talk and agree with him. Unfortunately, in the time since that comment, AEP's overall performance has not lived up to those expectations nor performed anything like the relative stellar performance of some of its peer companies.**

**I have written to the Chairman and various Directors a number of times in the last several years with my serious concerns about questionable decisions and actions of the Board which I believe are at the root of the Company's lackluster financial performance. In these letters, I came**

**close to predicting several of the costly results of the Board's flawed policies and decisions.**

**Some examples of these costly actions relate to : AEP's foreign investments in Yorkshire, Seaboard, Citigroup, and China; their overly optimistic assessment of the public acceptance of de-regulation; and the distractions these adventures may have caused to to major core-business oversight.**

**Why can't our Directors use their talents and resources proactively to save shareholders massive amounts of money and stock value? Can it be that long-duration tenure has led to complacency and less than aggressive oversight ?**

**I urge my fellow shareholders to consider my opinions and this proposal and vote for it during the Year 2002 voting period prior to the Annual Meeting so that the Company has the benefit of your guidance !**

*************************

**In accordance with the rules of the SEC, I represent that I am the owner of 3022 shares of AEP Common Stock which are held by me partly : in certificate form, in a First Chicago Trust Co. electronic account, and my AEP 401(k) account. I further represent that I intend owning at least $2000 of AEP stock valuation until at least the next AEP Annual Meeting.**

**Sincerely,**

Ronald Marsico

**Ronald Marsico**

**Copy : Dr. E. Lynn Draper, Jr. - Chairman of the Board, President, & CEO**
**Mr. Thomas V. Shockley, III - Vice-Chairman of the Board & COO**
**Office of Chief Counsel - Securities and Exchange Commission**

American Electric Power
1 Riverside Plaza
Columbus, OH 43215 2373
614 223 1000

AMERICAN® ELECTRIC POWER

December 27, 2001

<u>Securities Exchange Act of 1934</u>
<u>Rule 14a-8</u>

**VIA EXPRESS MAIL**

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

**Thomas S. Ashford**
**Assistant General Counsel**
**(614) 223-1628 (P)**
**(614) 223-1687 (F)**
**tsashford@aep.com**

**Re: American Electric Power Company, Inc.**
**File No. 1-3525**

Dear Madam or Sir:

American Electric Power Company, Inc. ("AEP") had received from Mr. Ronald Marsico (the "Proponent") a letter, dated October 27, 2001, setting forth the text of a shareholder proposal and supporting statement (the "Proposal") that the Proponent intends to have included in AEP's proxy material relating to its 2002 Annual Meeting.

On behalf of AEP, I submitted a letter dated December 4, 2001, to the Securities and Exchange Commission notifying the Commission of AEP's intention to omit the Proposal from its proxy material relating to its 2002 Annual Meeting pursuant to Rules 14a-8(i)(1), 14a-8(i)(3) and 14a-8(i)(8) and the reasons for the intended omission ("AEP's No-Action Request").

Pursuant to the provisions of Rule 14a-8(j)(1), I had by letter of even date notified the Proponent of AEP's intention to omit the Proposal from its proxy material, and copies of AEP's statement of reasons why management deems such omission to be proper accompanied the letter of notification to him.

The Proposal reads as follows:

> "The maximum total cumulative length of service by any Director of the American Electric Power Company, Inc. shall be limited to ten one-year terms of office and this limit shall also apply retroactively to existing Directors. A one-year term of office is defined as the time

*Doc #90414.v3*

> interval between successive AEP Annual Meetings or any portion thereof."

On December 18, 2001, AEP received a letter from the Proponent dated December 11, 2001 and a revised proposal and supporting statement (the "Revised Proposal") and a copy of a letter of even date to the Commission, Office of Chief Counsel, Division of Corporation Finance ("Response Letter"), both in response to AEP's No-Action Request.

In accordance with Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001), this letter confirms that AEP chooses not to accept the changes in the Revised Proposal and the Commission should base its no-action response on the original Proposal included in AEP's No-Action Request.

To respond to an issue raised in the Proponent's Response Letter, this letter also provides additional factual support for AEP's reliance in its No-Action Request on Rule 14a-8(i)(3) as a base to exclude the Proposal.

In accordance with Rule 14a-8(j)(2), six copies of this letter, the Revised Proposal (attached as Exhibit A) and the Proponent's Response Letter (attached as Exhibit B) are enclosed.

* * * * *

**I.**

Staff Legal Bulletin No. 14 states that:

> "**3. If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, must the company address those revisions?**
>
> No, but it *may* address the shareholder's revisions. We base our no-action response on the proposal included in the company's no-action request. Therefore, if the company indicates in a letter to us and the shareholder that it acknowledges and accepts the shareholder's changes, we will base our response on the revised proposal. Otherwise, we will base our response on the proposal contained in the company's original no-action request. Again, it is important for shareholders to note that, depending on the nature and timing of the changes, a revised proposal could be subject to exclusion under rule 14a-8(c), rule 14a-8(e), or both.

> ...Because proposals are submitted to companies for inclusion in their proxy materials, we will not address revised proposals unless the company chooses to acknowledge the changes."

Pursuant to Staff Legal Bulletin No. 14, AEP confirms that the Commission should base its no-action response on the original Proposal contained in AEP's No-Action Request and should not address the Revised Proposal.

II.

AEP's No-Action Request stated the following:

> "2. The Proposal May Be Omitted Under Rule 14a-8(i)(3) Because It Contains False and Misleading Statements.
>
> ...The false or misleading statements contained in the 'Supporting Reasons' for the Proposal (highlighted by italics) and AEP's conclusions regarding such statements are as follows:
>
> ...C. '*At the April 2000 Annual Meeting, the now Vice-Chairman & Chief Operating Officer stated that with the completion of the AEP and CSW merger the new AEP had perhaps the best physical and people asset base of any electric utility company. He further stated that if AEP failed to perform in a commensurate manner, then 'shame on us'.* '
>
> The Proponent provides no basis or reference for attributing these statements to AEP's Vice Chairman and Chief Operating Officer, Mr. Thomas V. Shockley, III. Although Mr. Shockley did attend AEP's 2000 annual meeting of shareholders, he did not speak publicly throughout its duration. Nor did AEP issue any press releases attributing any such statements to Mr. Shockley.
>
> Further, the merger of AEP and Central and South West Corporation that the Proposal presumes was completed in the remarks attributed to Mr. Shockley had not yet occurred. The merger was consummated approximately two months later on June 15, 2000."

The Proponent's Response Letter stated that:

> "2C. Mr. Ashford's assertion that Mr. Shockley 'did not speak publicly throughout its duration' (ie: the 2000 AEP Annual Meeting) is a blatant misrepresentation of the facts! While I don't know whether Mr. Ashford was present at that meeting, I was. Near the end of the Meeting, Chairman Draper invited Mr. Shockley to address the shareholders and he did! The comment 'shame on us', which was

> preceded by his commentary that the New AEP (ie: the imminent merger of AEP and CSW) had perhaps the best physical and people asset base of any electric utility company, was indeed made by Mr. Shockley. Another AEP shareholder, who was also at that Meeting, told me that he also recalls the statement and the context in which it was made....To make matters worse, Mr. Ashford then proceeds to impugn my character, integrity, etc. with his thinly vailed [sic] implication that I invented Mr. Shockley's comment. I didn't and wouldn't create that statement to make my points. There is ample information to support my opinions with or without Mr. Shockley's words (see below). If AEP persists in their claim that Mr. Shockley did not speak publicly at the AEP Annual Meeting and did not state substantially what I believe he said, then I recommend the following: request that Mr. Shockley and Dr. Draper stipulate what Mr. Shockley said or didn't say; review the transcript and/or recording of the Meeting."

Although AEP's No-Action Request did not so indicate, the basis for stating that Mr. Shockley "did not speak publicly throughout its duration" was based on a review of a videotape of the entire AEP 2000 annual meeting which the Proponent references. We would provide a copy of this videotape to the Proponent upon request for his review. As quoted above, the Proponent indicates that Mr. Shockley's statements were made "[n]ear the end of the Meeting."

The Revised Proposal continues to make reference to such comments by Mr. Shockley at the 2000 annual meeting, although the Proponent has changed the word "stated" to "commented."

* * * * *

Pursuant to the provisions of Rule 14a-8(j)(1), AEP is providing a copy of this letter to the Proponent.

If you desire any additional information, please telephone the undersigned at (614) 223-1628.

Sincerely,

Thomas S. Ashford

Thomas S. Ashford

cc: Mr. Ronald Marsico

*Doc #90414.v3*

Exhibit A

Ronald Marsico
935 Loch Ness Avenue
Worthington, Ohio, 43085
614-885-7089

December 11, 2001

Mr. Thomas S. Ashford
Assistant General Counsel
American Electric Power Company, Inc.
One Riverside Plaza,
Columbus, Ohio, 43215

Via Certified Mail - Return Receipt Requested

Subject : Shareholder Proposal In Accordance With Title 17, Chapter II, Code of Federal Regulations, Part 240; Rule 240.14a-8 of the General Rules and Regulations of the Securities and Exchange Commission. Recommended And Amended December 11, 2001 By Ronald Marsico.

Dear Mr. Ashford:

I received your 12/4/01 letter informing me that AEP intends to omit my October 27, 2001 Shareholder Proposal and Supporting Reasons from the AEP proxy materials prior to the 2002 Annual Meeting, together with your letter to the Securities and Exchange Commission giving AEP's reasons.

Based on some of the comments in the letter to the SEC, I am amending my Proposal to perfect it as allowed by SEC rules. I am also writing to the SEC to present my position on some of your mistaken comments so that they have a balanced view of these matters before they decide on the validity of my amended proposal.

Accordingly, I am requesting that my Amended Shareholder Proposal and Supporting Reasons, as described below, be included for shareholder voting at the 2002 AEP Annual Shareholder Meeting and also be included in the proxy materials sent to all shareholders in advance of the Meeting.

************

**Shareholder Proposal - Recommended By Ronald Marsico, As Amended December 11, 2001**

**The maximum total amount of service by any Director of the American Electric Power Company, Inc. should be limited to ten terms of office and this limit should also apply retroactively to existing Directors.**

**Supporting Reasons Based On Ronald Marsico's Analyses And Opinions**

**Term Limits for AEP Directors is a reasonable means to help protect shareholders against the complacency that may result from a lack of accountability that can be inherent in the "buddy-system" of re-nominating and re-electing the same Directors year after year.**

**My long-time observation of AEP proxy ballots notes how often the nominees simply re-nominate each other year after year. Further, the requirement that a shareholder must affirmatively exclude any Directors by his/her vote is a built-in formula for virtually guaranteeing their continuing re-election.**

**The fact that the President of the U.S., virtually all governors, mayors, and many officials are limited to two four-year terms speaks volumes about the benefits of not allowing top officials to become too comfortable in their positions.**

**This rationale cetainly applies when a group of Directors have exhibited less than solid performances over a period of several years.**

**At the April 2000 Annual Meeting, the now Vice-Chairman & Chief Operating Officer commented (in the context of the soon expected completion of the AEP and CSW merger) that the New AEP would have perhaps the best physical and people asset base of any electric utility company. He further commented that if the New AEP failed to perform in a commensurate manner then, "shame on us".**

**I commend the Vice-Chairman for his candor and straight talk and agree with him. Unfortunately, in the time since that comment, AEP's overall performance has not lived up to those expectations nor performed anything like the relative stellar performance of some of its peer companies.**

**I have written to the Chairman and various Directors a number of times in the last several years with my serious concerns about questionable decisions and actions of the Board which I believe are at the root of the Company's lackluster financial performance. In these letters, I came**

**close to predicting several of the costly results of the Board's flawed policies and decisions.**

**Some examples of these costly actions relate to : AEP's foreign investments in Yorkshire, Seaboard, Citigroup, and China; their overly optimistic assessment of the public acceptance of de-regulation; and the distractions these adventures may have caused to to major core-business oversight.**

**Why can't our Directors use their talents and resources proactively to save shareholders massive amounts of money and stock value? Can it be that long-duration tenure has led to complacency and less than aggressive oversight ?**

**I urge my fellow shareholders to consider my opinions and this proposal and vote for it during the Year 2002 voting period prior to the Annual Meeting so that the Company has the benefit of your guidance !**

***********************

**In accordance with the rules of the SEC, I represent that I am the owner of 3022 shares of AEP Common Stock which are held by me partly : in certificate form, in a First Chicago Trust Co. electronic account, and my AEP 401(k) account. I further represent that I intend owning at least $2000 of AEP stock valuation until at least the next AEP Annual Meeting.**

**Sincerely,**

Ronald Marsico

**Ronald Marsico**

**Copy : Dr. E. Lynn Draper, Jr. - Chairman of the Board, President, & CEO**
**Mr. Thomas V. Shockley, III - Vice-Chairman of the Board & COO**
**Office of Chief Counsel - Securities and Exchange Commission**

Exhibit B

Ronald Marsico
935 Loch Ness Avenue
Worthington, Ohio, 43085
614-885-7089

December 11, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washingtonm, D.C. 20549

Re: American Electric Power Company, Inc.
File No. 1-3525

Dear Madam or Sir:

This correspondence is in response to the letter dated December 4, 2001 to the SEC by Mr. Thomas S. Ashford, who is an Assistant General Counsel for AEP, regarding my Shareholder Proposal dated October 27, 2001 and AEP's intention to omit same from its proxy material relating to its 2002 Annual Meeting.

Via my letter dated December 11, 2001 to Mr. Ashford, I have amended my Proposal in accordance with the SEC rule that permits such amendment and enclose a copy of the letter and amended Shareholder Proposal dated December 11, 2001 for your reference.

I utilized some of Mr. Ashford's comments to the SEC to perfect my Proposal as described below with the Section numbering corresponding to that used in his letter.

1. While I believe that Mr. Ashford's assertion that my non-precatory proposal is a violation of SEC Rule 14a-8(i)(1) can be challenged in several ways, for the sake of simplicity and to enable me to meet the 14-day proposal amendment rule, I amended my Proposal so that the word "shall" is replaced by the word "should" and the phrase "Submitted By" changed to "Recommended By".

2A. Contrary to his opinion that the original Proposal "is so inherently vague and indefinite... ", the wording is actually quite precise. It was distinctly for the not exactly 365 day period between successive annual meetings that I defined the phrase "one-year term of office". Further, the modifier "or any portion thereof" was there to cover partial terms of Directors who might be appointed by the Board between annual meetings. If Mr. Ashford is so concerned about vague language, then he needs to use another word for "annual" when describing AEP's Annual? Meetings since they are rarely exactly 365 days apart. Actually, for him to take up almost half a page with legalese, is kind of silly and humorous! In any event, since I needed a few more words elsewhere in my amended proposal, I have deleted the so-called "modifier".

2B. With regard to the part of my proposal related to "unreturned" ballots to automatically be voted for the above described nominees", I was led to that belief by the following somewhat confusing notation on the top of the Year 2000 proxy ballot.

"The proxies are directed to vote as specified below and in their discretion on all other matters coming before the meeting. If no direction is made, the proxies will vote FOR all nominees on the reverse side and FOR Proposals 2 and 3" ( my underlining).

I mistakenly equated the phrase "if no direction is made..." with an "unreturned" ballot. I stand corrected and have modified the Proposal to take care of this.

2C. Mr. Ashford's assertion that Mr. Shockley " did not speak publicly throughout its duration" (ie: the 2000 AEP annual Meeting) is a blatant misrepresentation of the facts! While I don't know whether Mr. Ashford was present at that meeting, I was. Near the end of the Meeting, Chairman Draper invited Mr. Shockley to address the shareholders and he did! The comment "shame on us", which was preceded by his commentary that the New AEP (ie: the imminent merger of AEP and CSW) had perhaps the best physical and people asset base of any electric utility company, was indeed made by Mr. Shockley. Another AEP shareholder , who was also at that Meeting, told me that he also recalls the statement and the context in which it was made.

I resent Mr. Ashford's citation of SEC "Footnote (b) to Rule 14a-9" alleging that my criticism, as a shareholder, of the AEP Board's performance "......impugns character, integrity, or personal reputation, .... etc.", because the 500-word limitation necessitated my use of generalizations "without factual foundation". These Directors serve at the pleasure of the shareholders and I reserve the right to have an opinion and to rate their performance. I believe that any Director that cannot accept valid criticism from a shareholder is in the wrong job.

To make matters worse, Mr. Ashford then proceeds to impugn my character, integrity, etc. with his thinly vailed implication that I invented Mr. Shockley's comment. I didn't and wouldn't create that statement to make my points. There is ample information to support my opinions with or without Mr. Shockley's words (see below).

If AEP persists in their claim that Mr. Shockley did not speak publicly at the AEP Annual Meeting and did not state substantially what I believe he said, then I recommend the following: request that Mr. Shockley and Dr. Draper stipulate what Mr. Shockley said or didn't say; review the transcript and/ or recording of that Meeting.

In any event, there was nothing wrong with the comment. I believe it was an honest description of what most shareholders would have expected from the soon to be merged companies.

I don't understand the relevance of Mr. Ashford's statement that "the merger was consumated approximately two months later on June 15, 2000". All proxy materials that year left no doubt that the completion of the merger was imminent. In the meeting hall, there were AEP and CSW banners and all or most of the CSW Directors who were going to be "appointed" to the new AEP Board of Directors upon consummation of the merger were present at the Meeting.

2D. I believe Mr. Ashford really understands the reason for the lack of specificity in my characterizations of the Board's performance in my Supporting Reasons - its the 500-word limitation on shareholder proposals which AEP strongly endorses.

For the benefit of whomever is interested in reading this letter, I will attempt to provide some of the factual support of which I am aware that, I believe, has had significant negative affects on AEP's bottom line:

a) The complete shutdown of both Units at Cook Plant for about 3 years in the period of 1997-2000 and again for about 1 month in Sept. 2001. While I have not seen any official accounting of the costs of these shutdowns, I estimate that they likely exceed $1 billion.

b) Predictably poor financial results of some of AEP's foreign adventures such as: Yorkshire and Seaboard in England, Citigroup in Australia, and the power plant in China. The sale of Yorkshire, only a few years after it was purchased, alone resulted in a pre-tax loss of about $43 million. Earlier this year, there were reports that Seaboard was also up for sale.

c) A recent article in the Columbus Dispatch, dated 12/1/2001, referring to AEP's energy-trading partner Enron's financial problems

**quoted an AEP spokesman as having said: "In a worst-case scenario, we could lose $50 million, but in the whole scheme of things for a company our size, that's not a very big number." What ever happened to AEP's risk-management controls that are supposed to avoid such major losses?**

**As if this potential loss for AEP's shareholders wasn't bad enough, for an AEP spokesman to make such a cavalier statement only adds salt to the wound; assuming the quotation was accurate. If the quote is accurate, then a shareholder like me has reason to wonder whether such disrespect for our money reaches higher levels of the company. In my view, $50 million is a lot of money to lose under any scenario!**

**d) It seems to me that the bankruptcy of Pacific Gas & Electric Co. and now Enron amounts to "strike-two" for the electricity de-regulation path that this nation has embarked upon; a path that AEP apparently strongly endorses and on which is expending major efforts, costs, and re-organization actions.**

**Several years ago, I wrote to the Chairman and various AEP Directors describing my concerns about the wisdom of electricity de-regulation. While I have not received an answer to those concerns, I think it would be prudent if the entire industry started to consider their options if de-regulation is delayed even more or doesn't succeed at all.**

**e) A comparison of AEP to one of its peer companies (Duke Energy) provides a vivid contrast in stock price and other indicators. In Dec. 1997, the per share of AEP stock was at about $52, Duke at about $53 and the Dow Jones Utility Index at about 273. Yesterday, AEP closed at $42.15, Duke at $36.16 x 2 = $72.32 ( to account for their 2 : 1 split on 1/26/2001), and the Index was at about 282. If both companies had simply tracked the overall Utility Index since Dec.1997 to yesterday, it is not unreasonable to estimate that AEP should have been yesterday at about 282/273 = 1.03x$52 = $53.5 and Duke at about 282/273 = 1.03x $53 = $54.6. This indicates to me that in about 4 years, the price of AEP stock is about <u>21% below</u> what the Index would have predicted if AEP's performance was commensurate with its peer companies. Conversely, the price of Duke's stock is about <u>32% higher</u> than what the Index would have predicted !**

**In addition, on 12/7/2001, PRNewswire reported that Duke Energy was named Energy Company of the Year the night before at the Financial Times Global Energy Awards ceremonies in New York.**

**While the Management and Directors of AEP might doubt it, my**

**shareholder proposal initiative is intended to help AEP achieve more of the successes of companies such as Duke Energy.**

**f) In some AEP reports, there is a noticeable trend that seems to stress so-called "on-going earnings" in addition to the actual "bottom-line earnings". My understanding of the former is that it excludes "extra-ordinary losses or gains". My problem with such reporting occurs when extra-ordinary losses become ordinary year after year even though the losses may result from quite different problems. To me, its the bottom-line that counts and it is one of the most important indicators of the Board's performance over a period of time.**

**In my opinion, the AEP Board of Directors must take final responsibility for the above financial and other matters. Therefore, I believe they are reflective of the performance of the AEP Board of Directors in recent years and substantiate the characterizations in my Supporting Reasons.**

**Further, if any of the above is incorrect, then I invite AEP to describe the errors. Incidently, if the SEC and AEP are willing to waive the 500-word limitation on my Shareholder Proposal, I would add them to the Supporting Reasons so that I am not accused of lacking "factual foundation". Lacking that waiver and working within the confines of the 500-word limit, I have included references to the above factual foundation examples in the eighth paragraph of the Supporting Reasons.**

**3. Mr. Ashford's claim that "The Proposal May Be Omitted Under Rule 14a-8(i)(8)" simply reinforces my basic concern that some people seem to believe that Directors have inalienable rights to continuing Directorships, year after year after year, etc. Dr. Hudson (whom I enjoyed meeting several years ago at an Annual Meeting) is not even an official nominee at this time and my Proposal does is not intended personally for Dr. Hudson. However, I do believe that ten terms of office is more than long enough for any Director to make his/her mark on a corporation and that is a key basis for the Proposal.**

**I frankly do not understand Mr. Ashford's assertion that I have "made no attempt to provide for the protection of the terms of the directors already elected". My Proposal has no effect on any Director's current term. Also, the basic Proposal allows a maximum of ten terms. These arguments begin to sound like Directors almost want the same kind of tenure granted to Federal Judges. Such a notion certainly was not likely to be intended in New York Corporate law or AEP's Articles of Incorporation or By-Laws.**

Also, my Proposal places no restrictions on the number of nominees to the Board at the 2002 Annual Meeting.

Finally, since I made the Proposal, it should be obvious to everyone that the Supporting Reasons represent my own opinions only. I would hope that when AEP recommends, in the 2002 proxy materials, that my Proposal be rejected they make it crystal clear to the shareholders whose opinion is being offered.

However, to satisfy the "wordsmiths" amongst us, I have added "and my opinions" after the word "proposal" in the last paragraph of Supporting Reasons in the amended version of my Shareholder Proposal dated December 11, 2001.

In accordance with all of the above, I re-submitted my amended version today to AEP and include a copy for the SEC's information and consideration.

I request that, when the SEC evaluates AEP's reasons for attempting to omit my amended Proposal, this correspondence and my arguments also be evaluated so that you have a balanced view before making a decision on its validity.

In accordance with Rule 14a-8(j)(2), six copies of this letter and my amended Proposal are enclosed.

For your information, after Jan. 2, 2002, I will be at my winter home and any correspondence should be sent to : 18 Brentwood Lane, Englewood , Florida, 34223.

Sincerely,

Ronald Marsico

Ronald Marsico

Enclosure

Copy : Mr. Thomas S. Ashford - Assistant General Counsel
Dr. E. Lynn Draper, Jr. - Chairman of the Board, President, & CEO
Mr. Thomas V. Shockley, III - Vice-Chairman of the Board & COO

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2002

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: American Electric Power Company, Inc.
Incoming letter dated December 4, 2001

The proposal seeks to limit the cumulative term of office of any company director to a maximum of ten years.

There appears to be some basis for your view that AEP may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides AEP with a proposal revised in this manner, within seven calendar after receiving this letter, we will not recommend enforcement action to the Commission if AEP omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that AEP may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the sentence that begins "Further in the proxy statement . . ." and ends ". . . continuing re-election";
- delete the sentence that begins "The charade. . . " and ends ". . .above described nominees";
- recast the phrase that begins "When a group of directors. . ." and ends ". . . period of years" as the proponent's opinion;
- recast the phrase that begins "several of the costly. . ." and ends ". . . policies and decisions" as the proponent's opinion; and
- provide factual support for the paragraph that begins "At the April 2000 Annual Meeting. . . " and ends ". . . some of its peer companies" or the paragraph may be omitted.

Accordingly, unless the proponent provides AEP with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if AEP omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

There appears to be some basis for your view that AEP may exclude the proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify nominees for directors at the upcoming annual meeting. It appears, however, that this defect could be cured if the proposal were revised so that it applied only to nominees for director at meetings subsequent to the 2002 annual meeting. Accordingly, unless the proponent provides AEP with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if AEP omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor